UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-213568

Whole Foods Market, Inc.

(and the subsidiary guarantor registrants listed in Schedule A)

(Exact name of registrant as specified in its charter)

550 Bowie Street Austin, Texas 78703 (512) 477-4455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.200% Senior Notes due 2025

(and guarantees by subsidiary guarantor registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Schedule A

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Registrant as Specified in its Charter[1]	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Mrs. Gooch’s Natural Food Markets, Inc.	California	95-3096433
WFM Hawaii, LLC	Hawaii	26-3153326
WFM IP Investments, Inc.	Delaware	26-0060459
WFM Kansas, LLC	Kansas	47-2916592
WFM Nebraska, LLC	Delaware	46-3662981
WFM Northern Nevada, Inc.	Delaware	20-2522815
WFM Southern Nevada, Inc.	Delaware	81-0616883
WFM-WO, Inc.	Delaware	84-1100630
Whole Foods Market California, Inc.	California	74-2489930
Whole Foods Market Group, Inc.	Delaware	52-1711175
Whole Foods Market IP, L.P.	Delaware	74-2949152
Whole Foods Market Pacific Northwest, Inc.	Delaware	20-2020453
Whole Foods Market Rocky Mountain/Southwest, L.P.	Texas	74-2737164
Whole Foods Market Services, Inc.	Delaware	74-2730250

[1]	The subsidiary guarantor registrants have the following principal executive office:

c/o Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 477-4455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Whole Foods Market, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2017	By:	/s/ Heather Stern
Heather Stern General Counsel and Global Vice President of Legal Affairs

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Mrs. Gooch’s Natural Food Markets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MRS. GOOCH’S NATURAL FOOD MARKETS, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM Hawaii, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM HAWAII, LLC

	By:	MRS. GOOCH’S NATURAL FOOD MARKETS, INC., its sole member

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM IP Investments, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM IP INVESTMENTS, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM Kansas, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM KANSAS, LLC

	By:	WHOLE FOODS MARKET ROCKY MOUNTAIN/SOUTHWEST, L.P., its sole member
	By:	WHOLE FOODS MARKET ROCKY MOUNTAIN SOUTHWEST I, INC., its general partner

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM Nebraska, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM NEBRASKA, LLC

	By:	WHOLE FOODS MARKET GROUP, INC., its sole member

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM Northern Nevada, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM NORTHERN NEVADA, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM Southern Nevada, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM SOUTHERN NEVADA, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Assistant Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, WFM-WO, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFM-WO, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market California, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET CALIFORNIA, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET GROUP, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market IP, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET IP, L.P.

	By:	WFM IP MANAGEMENT, INC., its general partner

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market Pacific Northwest, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET PACIFIC NORTHWEST, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market Rocky Mountain/Southwest, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET ROCKY MOUNTAIN/SOUTHWEST, L.P.

	By:	WHOLE FOODS MARKET ROCKY MOUNTAIN/SOUTHWEST I, Inc., its general partner

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
President, Vice President, Secretary, and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Whole Foods Market Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE FOODS MARKET SERVICES, INC.

Date: September 25, 2017	By:	/s/ Albert E. Percival
Albert E. Percival
Secretary

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